Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus closes Marcellus Shale acquisition

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     TSX: ERF.UN
     NYSE: ERF
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     CALGARY, Sept. 1 /CNW/ - Enerplus Resources Fund ("Enerplus") is pleased to announce that it has completed the purchase of approximately 116,000 net acres in the Marcellus shale natural gas resource play in the northeastern
United States.
     As previously announced, Enerplus has acquired an average 21.5%
non-operated working interest in approximately 540,000 gross acres, the majority of which is located in Pennsylvania within the heart of the Marcellus shale gas play. Enerplus has acquired this acreage from three private natural gas producers, Chief Oil & Gas LLC, Chief Exploration & Development LLC and a
limited partnership managed by Tug Hill, Inc. (collectively "Chief"). Total consideration for the acquisition is US$411 million including initial closing adjustments (approximately US$3,500/net acre) comprised of US$164.4 million in cash that was paid upon closing and US$246.6 million to be paid as a carry of
50% of Chief's future drilling and completion costs in the Marcellus shale play, which we expect will be invested over the next four years.
     The acquisition is the first entry by Enerplus into the U.S. shale gas plays. According to a report prepared for the U.S. Department of Energy, the
Marcellus shale is the largest unconventional natural gas resource play in
North America, spanning six states in the northeastern U.S. and covering an estimated 95,000 square miles. With its proximity to the large northeast U.S.
natural gas market and expanding pipeline take-away capacity, natural gas from the Marcellus receives a premium price and has one of the lowest breakeven prices of all natural gas producing areas in North America.
     Enerplus believes the acquisition provides significant future growth potential. Based upon an internal evaluation of the resources associated with the leases conducted by Enerplus in accordance with National Instrument
51-101, we have determined a best estimate of contingent resources applicable to our working interest, effective as of July 1, 2009, of approximately 1.4
Tcfe of natural gas. Based on current development plans, Enerplus anticipates participating in the drilling of approximately 750 gross wells over the next five years, and expects our gross working interest share of production volumes to increase to approximately 100 MMcfe/day of natural gas over that period.
     Given the early stage of development, we believe the majority of the current value resides in the land and its future resource potential. Based upon the total acquisition cost (including the full expenditure of approximately US$246.6 million vendor carry amount), Enerplus' estimate of future development costs and our internal best estimate of contingent resources plus our estimate of gross proved plus probable reserves attributable to the interests we have acquired in the Marcellus properties, we expect our projected FD&A costs for the acquired interests to be approximately
US$1.60/Mcfe, with recycle ratios of over 3.0 times.
     For further information on contingent resource estimates, projected FD&A costs and recycle ratios, see "Information Regarding Contingent Resource and
Other Estimates" and "Non-GAAP Measures" below.

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     INFORMATION REGARDING DISCLOSURE IN THIS NEWS RELEASE
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     Unless otherwise indicated, all dollar amounts in the news release are in
Canadian dollars. This news release contains references to "Mcfe" (thousand cubic feet of gas equivalent); "MMcfe" (million cubic feet of gas equivalent)
and "Tcfe" (trillion cubic feet of gas equivalent). Enerplus has adopted the standard of one barrel of oil to six thousand cubic feet of gas (1 bbl: 6 Mcf)
when converting oil to Mcfe, MMcfe or Tcfe. Mcfes, MMcfes, and Tcfes may be
misleading, particularly if used in isolation. A conversion ratio of 1 bbl: 6
Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
     This new release also uses the term "recycle ratio". A recycle ratio is calculated by dividing operating netback per Mcfe by the projected FD&A cost per Mcfe. The term "recycle ratio" is an operational measure presented by
Enerplus that does not have a standardized meaning or definition prescribed by
Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other issuers.

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     FORWARD-LOOKING INFORMATION AND STATEMENTS
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     This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate",
"continue", "estimate", "guidance", "objective", "ongoing", "may", "will",
"project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: future production and reserves growth and associated costs; future capital and development expenditures and future acquisitions; development and drilling activities, projected FD&A costs, recycle ratios, netbacks and other operational results; Enerplus' ongoing strategy. This news release also contains estimates of reserves, contingent resources and other estimated volumes, which are by their nature estimates that the quantities described exist in the amounts indicated. See "Information
Regarding Contingent Resource and Other Estimates" below.
     The forward-looking information contained in this news release reflects several material factors and expectations and assumptions made by Enerplus including, without limitation: the ability of Enerplus to fund its required vendor carry cost obligations and the ability of Enerplus and its industry partners to develop the properties in the manner currently contemplated; the general continuance of current or, where applicable, assumed industry conditions; availability of cash flow, debt and/or equity sources to fund
Enerplus' capital and operating requirements as needed; the accuracy of the estimates of the reserves and resources volumes; and certain commodity price and other cost assumptions. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable at this time but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: failure of Enerplus to fund its vendor carry cost obligations to maintain certain of its ownership interests in the properties; changes in commodity prices; unanticipated operating results or production declines;
changes in tax or environmental laws or royalty rates; increased debt levels or debt service requirements; inaccurate estimation of reserves and resources volumes; limited, unfavourable or no access to debt or equity capital markets;
increased costs and expenses; the impact of competitors; reliance on industry partners; and certain other risks detailed from time to time in Enerplus'
public disclosure documents including, without limitation, those risks identified in our MD&A for the year ended December 31, 2008 and in our Annual
Information Form for the year ended December 31, 2008, copies of which are available on Enerplus' SEDAR profile at www.sedar.com and which also form part of Enerplus' Form 40-F for the year ended December 31, 2008 filed with the
SEC, a copy of which is available at www.sec.gov.
     The forward-looking information contained in this news release speaks only as of the date of this news release, and Enerplus assumes no obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

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     INFORMATION REGARDING CONTINGENT RESOURCE AND OTHER ESTIMATES
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     This news release contains estimates of "contingent resources".
"Contingent resources" are not, and should not be confused with, oil and gas reserves. "Contingent resources" are defined in the Canadian Oil and Gas
Evaluation Handbook (the "COGE Handbook") as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.
It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage." There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Enerplus will produce any portion of the volumes currently classified as contingent resources. The contingent resource estimate for the acquired interests in the
Marcellus properties set forth in this news release is presented as Enerplus'
internal ''best estimate'' of the quantity that will actually be recovered effective as of July 1, 2009. A "best estimate" of contingent resources means that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate.
     The recovery and resource estimates provided herein are estimates only.
Actual contingent resources (and any volumes that may be reclassified as reserves) and future production from such contingent resources may be greater than or less than the estimates provided herein. The primary contingencies which currently prevent the classification of Enerplus' disclosed contingent resources associated with the Marcellus properties as ''reserves'' consist of:
additional delineation drilling to establish economic productivity in the development areas, limitations to development based on adverse topography or other surface restrictions, the uncertainty regarding marketing and transportation of natural gas from development areas, all required regulatory permits and approvals to develop the lands, and access to confidential information of other operators in the Marcellus formation. Significant negative factors related to the estimate include: the pace of development, including drilling and infrastructure, is slower than the forecast, risk of adverse regulatory and tax changes, ongoing litigation related to minimum royalties payable to freehold landowners, and other issues related to gas development in populated areas. There are a number of inherent risks and contingencies associated with the development of the acquired interests in the
Marcellus properties, including: commodity price fluctuations, project costs,
Enerplus' ability to make the necessary capital expenditures to develop the properties, reliance on Enerplus' industry partners in project development, acquisitions, funding and provisions of services and those other risks and contingencies described above and that apply generally to oil and gas operations as described under ''Risk Factors'' in Enerplus' Annual Information
Form dated March 13, 2009, a copy of which is available on Enerplus' SEDAR profile at www.sedar.com, and which also forms part of Enerplus' Form 40-F for the year ended December 31, 2008 filed with the SEC, a copy of which is available at www.sec.gov.
     Furthermore, this news release includes references to a report dated
April 2009 and entitled "Modern Shale Gas Development in the United States: A
Primer" prepared for the U.S. Department of Energy, Office of Fossil Energy
and National Energy Technology Laboratory (the "USDE Report"). The data and information described in the USDE Report are presented for general comparative purposes only and the research to obtain such numbers did not include a resource evaluation. Rather, publicly available data was obtained from a variety of sources and presented therein for general characterization and comparison. The USDE Report states that resource estimates for any basin may vary greatly depending on individual company experience, data available at the time the estimate was performed, and other factors, and that these estimates are likely to change as production methods and technologies improve.
     This news release includes a reference to Enerplus' estimate of future
"projected FD&A costs" with respect to the interests it is acquiring in the
Marcellus properties. These estimated "projected FD&A costs" have been calculated as the total acquisition cost for the Marcellus acquisition
(including the vendor carry amount) plus Enerplus' estimate of its future development costs on the acquired interests in the Marcellus properties, divided by Enerplus' best estimate of contingent resources and gross proved plus probable reserves attributable to its acquired interests in the Marcellus properties. The "projected FD&A costs" referenced in this news release is an estimate by Enerplus of future results based on certain assumptions and is by its nature a projection which is different than "finding and development costs" calculated in accordance with NI 51-101, which is an historical calculation. The estimate of "projected FD&A costs" has been provided as
Enerplus believes it provides a reasonable estimate of the long-term economics of the acquisition. The measure of "projected FD&A costs" disclosed herein does not have a standardized meaning prescribed by NI 51-101 or the COGE
Handbook and therefore this measure, as defined by Enerplus, may not be comparable to similar measures (including "finding and development costs" and
"finding, development and acquisition costs") presented by other issuers. The estimate of "projected FD&A costs" constitutes forward-looking information and therefore reflects several material factors, expectations and assumptions and is subject to a number of risk factors. See "Forward-Looking Information and
Statements" above for further information.

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     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
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     %CIK: 0001126874

     /For further information: please contact our Investor Relations
Department at 1-800-319-6462 or email investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 12:11e 01-SEP-09